SUNSTATE LABORATORIES, INC.

UNAUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDING
DECEMBER 31, 2021

SUNSTATE LABORATORIES, INC.

Unaudited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

1. Balance sheet
2. Profit and Loss statement
3. Statement of Cashflows

Sunstate Laboratories

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11001 Banks	61,538.59
11002 Savings	1,851.68
11003 Vectra Checking	949.07
Total Bank Accounts	**$64,339.34**
Accounts Receivable	
12000 Accounts Receivable (A/R)	47,357.10
Total Accounts Receivable	**$47,357.10**
Other Current Assets	
12100 Inventory Assets	0.00
14000 Inventory	77,688.24
14001 Inventory Adjustment	33,963.76
14002 Inventory Asset	17,189.99
14300 Undeposited Funds	0.00
Total Other Current Assets	**$128,841.99**
Total Current Assets	**$240,538.43**
Fixed Assets	
15000 Furniture and Equipment	43,802.73
17000 Accumulated Depreciation	-24,400.32
17500 Intangible Assets	
17550 Logo Design	14,516.00
17560 Brand Development	44,149.00
Total 17500 Intangible Assets	**58,665.00**
17600 Accumulated Amortization	-53,503.73
Total Fixed Assets	**$24,563.68**
Other Assets	
18700 Security Deposit Asset	7,500.00
Total Other Assets	**$7,500.00**
TOTAL ASSETS	**$272,602.11**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
21001 Accounts Payable (A/P)	4,582.28
Accounts Payable (A/P) - EUR	117.09
Total Accounts Payable	**$4,699.37**
Credit Cards	
22000 IHG	15,984.58
22001 Sapphire	9,240.81
22002 WF Credit Card #0475	25,124.50
Total Credit Cards	**$50,349.89**
Other Current Liabilities	
24000 Payroll Liabilities	933.32
25600 PPP Loan	0.00
26000 Accrued Expenses	0.00
Loan From Shareholder	107,924.83
Total Other Current Liabilities	**$108,858.15**
Total Current Liabilities	**$163,907.41**
Total Liabilities	**$163,907.41**
Equity	
30000 Opening Balance Equity	0.00
31401 Wefunder-Paid in Capital	1,076,463.74
31403 Owner's Investment	47,866.77
31404 Owner's Draw	-101,677.82
35000 Retained Earnings	-403,349.91
Net Income	-510,608.08
Total Equity	**$108,694.70**
TOTAL LIABILITIES AND EQUITY	**$272,602.11**

Sunstate Laboratories

Profit and Loss

January - December 2021

	TOTAL
Income	
40100 Misc Sales of Product	904.05
40103 Shipping/Postage Income	1,439.46
40201 Amazon	86,879.26
40202 DAZZ Website	18,759.80
40300 International Distribution	
40304 New Zealand	2,520.00
Total 40300 International Distribution	**2,520.00**
40400 Commercial Accounts	1,657.32
40500 Retail Distribution	19,628.50
40600 Contract Manufacturing	5,889.16
40602 1908 Brands	21,691.58
Total 40600 Contract Manufacturing	**27,580.74**
41300 Sales	162,655.60
49501 Credit Card Cash Back	3,908.47
49503 Sales of Product Income	-633.34
Total Income	**$325,299.86**
Cost of Goods Sold	
50000 Cost of Goods Sold	0.00
50100 Chemicals	24,378.74
50101 Tablet Packaging Material	6,946.62
50102 Retail Packaging Material	57,661.40
50104 Master/Inner Cases for Retail	1,588.58
50105 Shipping Boxes/Mailers for D2C Sales	3,174.70
50106 Pallets and Shipping Material & Supplies	632.02
50107 Freight and Shipping Costs	15,188.59
50108 Product Samples Expense	3,023.45
50114 Shipping (deleted)	2,014.77
50116 Shopify Fees	6,671.70
Inventory Shrinkage	31,015.61
Total Cost of Goods Sold	**$152,296.18**
GROSS PROFIT	**$173,003.68**
Expenses	
60000 Advertising & Marketing	29,015.99
60100 Branding Fees	750.00
60101 Website Design & Maintenance	3,057.95
60102 Web Hosting/Domain/Email Fees	1,340.70
60103 Social Media Management	28,000.00
60104 Social Media Paid Ads	25,264.95
60105 Amazon Ads	45,608.91
60106 Google Ads	25,357.52

	TOTAL
60107 Influencers	41,000.00
60108 PR Fees	18,500.00
60110 Creative and Design	9,091.08
60115 Sales Collateral	306.07
60117 Agency Admin Fees	800.00
62101 Wages	287,273.00
62102 Payroll Taxes	26,672.99
62103 Worker's Compensation	-85.34
62104 Training	12.95
62105 Hiring & Onboarding	112.00
62106 Health Insurance for Employees	1,195.35
62109 Misc. Employee Expenses	110.12
62110 Payroll Processing Fees	810.00
62111 Casual Labor Costs	763.31
65020 Rent	35,085.31
65022 Dues & Subscriptions	2,284.92
65023 Utility Expenses	2,706.18
65030 Other Business Expenses	420.82
65035 Pest Control	300.00
65100 Rent Expense (deleted)	0.00
65101 Office Meals and Entertainment	2,277.95
65104 Toll Free Number	71.15
65105 Cell Phone	3,376.98
65106 Internet and Office Line	1,828.05
65107 Trash/Recycling	624.41
65108 Office Supplies	2,843.48
65109 Postage	3,408.81
65110 Office Equipment and Leases	259.43
65111 Meals for Clients and Events	433.19
65112 Bank Service Charges	457.00
65113 Standard / Monthly Bank Fees	627.56
65114 Interest Expense	628.75
65115 Depreciation Expense	8,324.32
65118 Computer Supplies and Software	152.49
65119 License, Permits and Local Tax	6,183.77
65121 Manufacturing	401.58
65122 Manufacturing Equipment	2,769.15
65124 Warehouse Expense	896.39
65125 Amortization Expense	967.73
65126 Warehouse Equipment & Supplies (deleted)	9,148.34
66000 Professional Fees	5,168.22
660101 QuickBooks Payments Fees	1,170.38
66100 Outsourced Bookkeeping Service	705.00
66101 Income Tax Preparer / CPA	2,500.00
66102 Attorney and Other Legal	3,950.00
67000 Travel Expenses	492.11
67100 Mileage Reimbursement	3,345.42
67102 Airfare	577.20
67103 Rental Cars/Uber/Taxi	42.03

	TOTAL
67104 Meals - Travel	195.62
67107 Vehicle Expenses	5,569.75
71000 Sales Expense	873.65
71001 Broker/Distributor Fees	16,392.85
71100 Tradeshow Fees	4,400.00
80000 R&D - Research & Development	4,044.04
80102 Certifications	25,691.50
Purchases	2,969.49
Total Expenses	**$709,522.57**
NET OPERATING INCOME	$ -536,518.89
Other Income	
85200 Interest Income	10.81
Forgiveness of Debt PPP Loan	25,900.00
Total Other Income	**$25,910.81**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$25,910.81**
NET INCOME	$ -510,608.08

Sunstate Laboratories

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-510,608.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12000 Accounts Receivable (A/R)	-30,178.05
14002 Inventory Asset	-31,236.43
17000 Accumulated Depreciation	8,324.32
17600 Accumulated Amortization	967.73
21001 Accounts Payable (A/P)	4,701.48
Accounts Payable (A/P) - EUR	117.09
22000 IHG	15,984.58
22001 Sapphire	9,240.81
22002 WF Credit Card #0475	1,522.34
24000 Payroll Liabilities	-260.68
25600 PPP Loan	-25,900.00
26000 Accrued Expenses	-1,632.00
Loan From Shareholder	107,924.83
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	59,576.02
Net cash provided by operating activities	**$ -451,032.06**
FINANCING ACTIVITIES	
30000 Opening Balance Equity	0.00
31403 Owner's Investment	47,866.77
31404 Owner's Draw	0.00
35000 Retained Earnings	-25,523.56
Net cash provided by financing activities	**$22,343.21**
NET CASH INCREASE FOR PERIOD	**$ -428,688.85**
Cash at beginning of period	493,028.19
CASH AT END OF PERIOD	**$64,339.34**

SUNSTATE LABORATORIES, INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2021

	Common Stock	Amount	Preferred Stock	Amount	Paid-in Capitol	Accumulated Profits (losses)	Withdrawals/ Distributions	Total
Balance at December 31, 2020	666,180	-	283,723	-	$ 1,214,865	$ (446,912)	$ (104,837)	$ 663,116
Issuance of common stock	-	-	-	-	-	-	-	-
Issuance of preferred stock	-	-	-	-	-	-	-	-
Paid-In capital	-	-	-	-	-	-	-	-
Withdrawals/distributions	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	$ (510,608)	-	$ (510,608)
Balance at December 31, 2021	666,180	-	283,723	-	$ 1,214,865	$ (957,520)	-	$ 257,345

SUNSTATE LABORATORIES, INC.

UNAUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDING
DECEMBER 31, 2022

SUNSTATE LABORATORIES, INC.

Unaudited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2022

CONTENTS OF REPORT

Sunstate Laboratories

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11001 Wells Fargo - Checking #0332	19,668.47
11002 Wells Fargo - Savings #0357	53,747.69
Total Bank Accounts	**$73,416.16**
Accounts Receivable	
12000 Accounts Receivable (A/R)	69,738.18
Total Accounts Receivable	**$69,738.18**
Other Current Assets	
14000 Inventory	77,688.24
14002 Inventory Asset	32,966.23
14005 Inventory Adjustment	33,963.76
14300 Undeposited Funds	257.83
14500 Uncategorized Asset	18.43
Total Other Current Assets	**$144,894.49**
Total Current Assets	**$288,048.83**
Fixed Assets	
15000 Furniture and Equipment	43,802.73
17000 Accumulated Depreciation	-24,400.32
17500 Intangible Assets	
17550 Logo Design	14,516.00
17560 Brand Development	44,149.00
Total 17500 Intangible Assets	**58,665.00**
17600 Accumulated Amortization	-53,503.73
Total Fixed Assets	**$24,563.68**
Other Assets	
18700 Security Deposit Asset	7,500.00
Total Other Assets	**$7,500.00**
TOTAL ASSETS	**$320,112.51**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
21001 Accounts Payable (A/P)	-2,535.19
Accounts Payable (A/P) - EUR	117.09
Total Accounts Payable	**$ -2,418.10**
Credit Cards	
22001 Chase Sapphire #9718	2,812.05
22002 WF Credit Card #0475	3,235.90
Total Credit Cards	**$6,047.95**
Other Current Liabilities	
24000 Payroll Liabilities	0.00
25600 PPP Loan	0.00
26000 Accrued Expenses	0.00
Loan From Shareholder	97,924.83
Total Other Current Liabilities	**$97,924.83**
Total Current Liabilities	**$101,554.68**
Total Liabilities	**$101,554.68**
Equity	
30000 Opening Balance Equity	0.00
31401 Wefunder-Paid in Capital	1,251,743.29
31403 Owner's Investment	47,866.77
31404 Owner's Draw	-108,627.57
35000 Retained Earnings	-914,040.48
Net Income	-58,384.18
Total Equity	**$218,557.83**
TOTAL LIABILITIES AND EQUITY	**$320,112.51**

Sunstate Laboratories

Profit and Loss

January - December 2022

	TOTAL
Income	
40103 Shipping/Postage Income	969.56
40105 eBay Sales	3.01
40201 Amazon	50,836.58
40202 DAZZ Website	8,782.09
40400 Commercial Accounts	170.00
40500 Retail Distribution	
40505 UNFI	33,199.91
Total 40500 Retail Distribution	**33,199.91**
40600 Contract Manufacturing	15,894.75
40601 Amazon Aware	151,517.90
40602 1908 Brands	182,081.46
40603 SimplyGood	2,343.75
Total 40600 Contract Manufacturing	**351,837.86**
41300 Sales	33,287.76
49000 Sales Discounts	-7,586.08
49500 Refunds to Customers	-2,554.71
49501 Credit Card Cash Back	1,576.97
Loans	-11,100.43
Total Income	**$459,422.52**
Cost of Goods Sold	
50000 Cost of Goods Sold	49.00
50100 Chemicals	10,379.26
50101 Tablet Packaging Material	17,960.16
50102 Retail Packaging Material	20,481.36
50105 Shipping Boxes/Mailers for D2C Sales	1,494.17
50107 Freight and Shipping Costs	16,019.21
50108 Product Samples Expense	82.40
50113 Merchant / Credit Card Fees	8,773.06
50116 Shopify Fees	4,768.66
Inventory Shrinkage	-15,467.68
Total Cost of Goods Sold	**$64,539.60**
GROSS PROFIT	**$394,882.92**
Expenses	
60000 Advertising & Marketing	4,000.00
60101 Website Design & Maintenance	2,500.00
60102 Web Hosting/Domain/Email Fees	1,315.13
60103 Social Media Management	6,000.00
60104 Social Media Paid Ads	3,377.78
60105 Amazon Ads	17,072.38
60106 Google Ads	5,681.04

	TOTAL
60107 Influencers	5,000.00
60110 Creative and Design	1,175.00
60115 Sales Collateral	620.64
71000 Sales Expense	150.00
Total 60000 Advertising & Marketing	**46,891.97**
65022 Dues & Subscriptions	
65022.1 Membership Subscriptions	65.00
65022.2 Software Subscriptions	3,216.19
Total 65022 Dues & Subscriptions	**3,281.19**
67000 Travel Expenses	150.49
67100 Mileage Reimbursement	43.12
67101 Parking	11.00
67102 Airfare	822.21
67103 Rental Cars/Uber/Taxi	474.67
67104 Meals - Travel	225.74
Hotel	72.46
Total 67000 Travel Expenses	**1,799.69**
67107 Auto/Vehicle Expenses	106.97
67108 Repairs & Maintenance	8.12
67109 Fuel	902.85
Total 67107 Auto/Vehicle Expenses	**1,017.94**
80000 R&D - Research & Development	60.81
Bank & Credit Card Fees	
65112 Bank Service Charges	513.00
65114 Interest Expense	1,114.69
660101 QuickBooks Payments Fees	654.15
Melio Credit card fee	28.45
Melio Credit card fee (239)	15.00
Melio Credit card fee (241)	11.68
Total Bank & Credit Card Fees	**2,336.97**
General & Administrative	
60118 Miscellaneous Supplies	242.29
62111 Casual Labor Costs	16,069.84
65000 Office & Administration Expense	193.59
65030 Other Business Expenses	45.97
65108 Office Supplies	1,910.99
65109 Postage	1,830.88
65117 General Liability Insurance	3,751.37
65119 License, Permits and Local Tax	36.33
80102 Certifications	10,876.36
Purchases	7,563.28
Total General & Administrative	**42,520.90**
Legal & Professional Fees	
66000 Professional Fees	693.50
66100 Outsourced Bookkeeping Service	660.00
66101 Income Tax Preparer / CPA	950.00
66102 Attorney and Other Legal	650.00

	TOTAL
71001 Broker/Distributor Fees	19,168.28
Total Legal & Professional Fees	**22,121.78**
Manufacturing & Warehouse	
65121 Manufacturing	37.96
65122 Manufacturing Equipment	34,079.24
65124 Warehouse Expense	2,980.86
80100 Chemical Purchase	16,045.57
Total Manufacturing & Warehouse	**53,143.63**
Meals & Entertainment	
65101 Office Meals	1,503.33
65111 Meals for Clients and Events	405.82
Total Meals & Entertainment	**1,909.15**
Payroll Expense	
62001 Employee Payroll Garnishments	2,089.50
62101 Wages	185,879.76
62102 Payroll Taxes	15,354.34
62103 Worker's Compensation	1,312.77
62105 Hiring & Onboarding	1,091.89
62106 Health Insurance for Employees	1,378.91
62109 Misc. Employee Expenses	-1,367.33
62110 Payroll Processing Fees	788.00
Total Payroll Expense	**206,527.84**
Rent & Utilities	
65020 Rent	38,329.37
65023 Utility Expenses	3,546.43
65025 Moving Expenses	960.20
65026 Buildout Expense	2,646.74
65035 Pest Control	600.00
65104 Toll Free Number	64.08
65105 Cell Phone	2,355.62
65106 Internet and Office Line	2,825.07
65107 Trash/Recycling	835.15
Total Rent & Utilities	**52,162.66**
Total Expenses	**$433,774.53**
NET OPERATING INCOME	$ -38,891.61
Other Income	
85200 Interest Income	18.69
Total Other Income	**$18.69**
Other Expenses	
Unrealized Gain or Loss	0.00
81000 Business Expenses Paid By Owner	19,511.26
Total Other Expenses	**$19,511.26**
NET OTHER INCOME	$ -19,492.57
NET INCOME	$ -58,384.18

Sunstate Laboratories

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-58,384.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12000 Accounts Receivable (A/R)	-12,550.08
14002 Inventory Asset	-15,776.24
14500 Uncategorized Asset	-18.43
21001 Accounts Payable (A/P)	-7,199.96
22000 IHG (deleted)	-15,984.58
22001 Chase Sapphire #9718	-6,428.76
22002 WF Credit Card #0475	-31,888.60
24000 Payroll Liabilities	-933.32
Loan From Shareholder	-10,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-100,779.97
Net cash provided by operating activities	**$ -159,164.15**
FINANCING ACTIVITIES	
31401 Wefunder-Paid in Capital	175,279.55
31404 Owner's Draw	-6,949.75
Net cash provided by financing activities	**$168,329.80**
NET CASH INCREASE FOR PERIOD	**$9,165.65**
Cash at beginning of period	64,508.34
CASH AT END OF PERIOD	**$73,673.99**

SUNSTATE LABORATORIES, INC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2022

	Common Stock	Amount	Preferred Stock	Amount	Paid-in Capitol	Accumulated Profits (losses)	Withdrawals/ Distributions	Total
Balance at December 31, 2021	666,180	-	283,723	-	$ 1,214,865	$ (957,520)	-	$ (257,345)
Issuance of common stock	-	-	-	-	-	-	-	
Issuance of preferred stock	-	-	17,615	-	$ 185,481	-	-	$ 185,481
Paid-In capital	-	-	-	-	-	-	-	
Withdrawals/distributions	-	-	-	-	-	-	-	
Net income (loss)	-	-	-	-		$ (58,384)		$ (58,384)
Balance at December 31, 2022	666,180	-	301,338	-	$ 1,400,346	$ (1,015,904)	-	$ 384,442

About the Company & its Nature of operations

SUNSTATE LABORATORIES, INC. ('the Company'), is a Colorado Corporation formed on January 13, 2020. The Company was originally organized as limited liability Company in Florida on May 4, 2012, and subsequently organized as a limited liability Company in Colorado on November 13, 2018, before eventually incorporating in Colorado. The Company operates in the Cleantech industry and manufactures and sells household cleaning products that are designed to be environmentally friendly and cost effective

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, the Company has suffered recurring losses from operations but due to the availability of Capital and considering the growth in revenues, there exists no substantial doubt about its ability to continue as a going concern.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. the Company's cash positions include its operating bank account as of December 31, 2022, and December 31, 2021.

Accounts Receivable

This account consists of a receivables due from the Company's distributor in New Zealand, a US-based distributor called UNFI, and a 1908 Brands. The Company uses the allowance method to account for estimated uncollectible receivables. Receivables are presented net of an allowance for doubtful accounts. As of December 31, 2022, and December 31, 2021, the Company's estimate of doubtful accounts was zero. The Company's policy for writing off past due receivables is based on the amount, time past due, and response received from the subject customer and other third parties.

Security Deposits

The Company entered into a lease agreement on November 4, 2022, and as per the terms of the agreement; a security deposit payment of $7,500 was made upon execution of the lease. As per the terms of the lease, the Company is obligated to pay a monthly base rent and operating expense payments equal to one twelfth of the amount, as reasonably estimated by the landlord, of the Company's proportionate share of operating expenses with any over-contributions counting towards future rent. Operating expense payments cover taxes, insurance, common area utilities and maintenance, reasonable reserves, management fee and security services. The schedule below demonstrates the base rent payments the Company is obligated to pay over the term of the lease:

Months One through Two	= $00.00
Months Three through Fourteen	= $5,312.50
Months Fifteen through Twenty-Six	= $5,525.00
Months Twenty-Seven through Thirty-Eight	= $5,746.00

SUNSTATE LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2022

Inventories

Inventory is recorded at cost and consists of raw materials, packaging materials, finished goods and inventory for foreign distribution. The Company performed a year-end inventory count for the years ending December 31, 2022, and December 31, 2021.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life and industry practices.

The schedule below demonstrates the useful life used to depreciate assets:

Asset Useful life	
Furniture & Equipment (Category 1)	5
Dehumidifiers (Category 2)	10
Shrink Tunnel (Category 2)	10
Compressors (Category 2)	10
Tablet Press Machines (Category 3)	12
Manufacturing Equipment (Category 3)	12

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of brand development and logo design costs. Intangible assets as of December 31, 2022, and December 2021, were amortized based on an 11-year useful life.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2022, and December 31, 2021.

Revenue Recognition

The Company recognizes revenue when:

(1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided;

(2) delivery has occurred, or services have been provided;

(3) the fee is fixed or determinable; and

(4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company and its products.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years.

The Company is subject to state tax filing requirements in the State of Colorado.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.